Exhibit 2.6

[English Translation – Original Document in German]

SHARE PURCHASE AND TRANSFER AGREEMENT

between

1.	Bruker AXS GmbH
Östliche Rheinbrückenstr. 49
D-76187 Karlsruhe
- hereinafter referred to as the „Purchaser”-

and

2.	Mr Reinhard Scheufler
Nierstr. 16
D-47533 Kleve
- hereinafter referred to as the “First Seller” -

3.	Mr Jürgen Zech
Scholtenweg 25
D-47546 Kalkar
- hereinafter referred to as the “Second Seller” -

4.	Mr Christian Schulte
Berliner Str. 62
D-47533 Kleve
- hereinafter referred to as the “Third Seller” -

5.	Mr Heinrich Hofmann
Hagsche Str. 43
D-47533 Kleve
- hereinafter referred to as the “Fourth Seller” -

6.	Mr Walter Fackler
Havik 41
D-47533 Kleve-Rindern
- hereinafter referred to as the “Fifth Seller” -

7.	Mr Paul K. Friedhoff
Sperlingsweg 12
D-47533 Kleve-Rindern
- hereinafter referred to as the “Sixth Seller” -

The persons under 2. to 7. above are hereinafter also referred to as the „Sellers” and each of them as a “Seller”.

The persons under 1. to 7. above are hereinafter also referred to as the „Parties” and each of them as a “Party” -

TABLE OF CONTENTS

1.	INTERPRETATIONS		1
	1.1	Definitions	1
2.	SALE AND TRANSFER		3
	2.1	Sale and Transfer of the Shares	3
	2.2.	Sale and Transfer of the Silent Partnership Interests	5
3.	PURCHASE PRICE		6
	3.1	Purchase Price	6
	3.2	Fixed Price	6
	3.3	Earn-Out-Payments	6
	3.4	No Repayment of Purchase Price	8
	3.5	Calculation of the Earn-Out-Payments	8
	3.6	Payment of the Purchase Price / Due Date	9
	3.7	Procedures and Actions upon Signing of this Agreement	9
	4.1	Release from Bank Securities	10
	4.2	Warranty Concerning the Site	10
5.	REPRESENTATION AND WARRANTIES		11
	5.1	Representations and Warranties by the Sellers	11
	5.2	Calculation of Damages / Consequences of Breach of Warranties or Representations	13
	5.3	Limitation of Liability	13
	5.4	Set-Off	15
	5.5	Sellers’ Rights	15
6.	INDEMNIFICATION BY THE SELLERS		16
	6.1	Indemnification for tax claims	16
	6.2	Application of clauses 5.3 to 5.5	17
7.	RESTRICTIONS ON COMPETITION FOR THE SELLERS; CONFIDENTIALITY		17
	7.1	Omissions	17
	7.2	Exceptions to the restriction on competition	17
	7.3	Confidentiality	17
8.	GENERAL PROVISIONS		18
	8.1	Costs	18
	8.2	Legal Succession / Assignment	18
	8.3	Further Agreements and Written Form	18
	8.4	Exclusion of Waiver	18
	8.5	Limitation to the Disposal of the BRKR Shares	19
	8.6	Notification and Disclosure to Third Parties	19
	8.7	Prior Agreements	19
9.	NOTIFICATIONS		19
	9.1	Receipt	19
	9.2	Notifications	19
10.	SEVERABILITY CLAUSE		20
11.	MISCELLANEOUS		20
	11.1	Applicable Law	20
	11.2	Place of Jurisdiction	20

WHEREAS

The Purchaser intends to acquire 100% of the shares in QUANTRON GmbH, a company registered with the commercial register at the local court of Kleve under registration number HR B 2541 having its registered office in Tiergartenstrasse 64, 47533 Kleve (hereinafter referred to as the “Company”). The Sellers currently hold all shares in the Company´s share capital totalling EUR 670.000,00 and intend to sell all shares owned by them, consisting of 100% of the share capital of the Company. The Company owns 100% of the outstanding shares of Quantron Inc., a company existing under the laws of Massachusetts, USA, having its registered office in Fitchburg, MA 01420 (USA).

Furthermore, the Purchaser intends to acquire the silent partnerships in Quantron GmbH held by the First Seller, the Fourth Seller and the Fifth Seller. The nominal value of these silent partnership interests totals EUR [ * ], before interest.

NOW, THEREFORE, the Parties agree as follows:

1.             INTERPRETATIONS

1.1          Definitions

For the purpose of this Agreement including its annexes and appendices, the following terms shall have the following meanings:

“Cut-Off Date”	July 1st, 2006, 00:00 hours;

“The Balance”

shall refer to the balance sheet, the profit and loss statement and the annex of the Company and any affiliated company for the financial year 2005, as well as the balance sheet, the profit and loss statement und the annex of the Company and any affiliated company for the first six months of 2006, which both form part of the Due-Diligence-Documents, whereas for the affiliated companies no annex will be drawn up;

„Companies”	the Company and its Affiliate;

„Earn-Out-Payments”	the sum of the amounts of Earn-Out-Payment I, Earn-Out-Payment II and Earn-Out-Payment III, each of which individually also referred to as an Earn-out-Payment;

[ * ]    Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

„Due-Diligence-Documents”	the documents handed over in the context of the due diligence, which are listed in an index attached to this Agreement as Annex B;

„Shares”	all shares in the Company, as further described in clause 2.1 below;

„Person”	every legal and natural person, including corporations under public law;

„QUANTRON-Product-Line”

every Spark Optical Emission Spectrometers (OES) with Channel Photomultiplier (CPM) Detectors, which at the time of signature under this Agreement are produced by QUANTRON GmbH; therefore, the QUANTRON-Product-Line consists of OES Columbus and Magellan and the correspondent systems of automation (Qmation) as well as correspondent service, spare parts and training;

„Taxes”

all types of taxes, the Company is subject to under German law and the Affiliate under respective US laws, irrespective of whether directly or indirectly, or referring to income, profit, values of assets, total revenue, or in any other way and independent of whether imposed by statute, order, regulation, administrative order or any other legal source, as well as all charges, fees, contributions or other duties, custom duties, social insurance contributions, accessory tax duties, tax liability duties, administrative fines and interest and irrespective of when and by whom such duties have been imposed;

„Affiliate”	QUANTRON Inc., a company established under the laws of the Commonwealth of Massachusetts, USA, as further described in Annex C;

„Revenue”

shall mean the sum of revenues, which the Company generates in its ordinary course of business resulting from the sale of products and goods being characteristical for the Company’s ordinary course of business as well as from services being characteristical for the Company’s ordinary course of business after deduction of diminution of proceeds and VAT according to sec. 277 para. 1 of the German Commercial Code as amended at signing of this Agreement. Characteristical products, goods and services of the Company shall be any products of the QUANTRON-Product-Line, which already have been distributed before signing of this Agreement as well as any products developed by the Company during the period relevant for the calculation of the Earn-Out-Payments. All revenues which are generated from the sale of the above mentioned characteristical products by the Purchaser or by any of its affiliated companies within the meaning of Sec. 15 et seq of the German Stock Companies Act, with exception of the Company itself, shall be added to the revenues generated by the Company. In this event, for the calculation of the Earn-Out-Payments, not the prices calculated for the sale within the group shall apply, but the revenues generated from the sales to the ultimate buyers, [ * ]. The Revenue shall be reduced by those revenues, which the Company has generated from the sale of products being not part of the QUANTRON-Product-Line, which are either distributed by the Company on behalf of other Bruker-companies (e.g. portable or fixed x-ray spectrometers) or which will be included afterwards due to additional acquisitions to the product line of the Company (e.g. in the event that an OES with CCD-detectors is purchased from outside the group);

„Revenue 2x H1-06”	the sum of EUR [ * ];

„Revenue 06/07”	the Revenue of the Company within the 12-months-period I, which runs from July 1st, 2006, to June 30th, 2007;

„Revenue 07/08”	the Revenue of the Company within the 12-months-period II, which runs from July 1st, 2007, to June 30th, 2008;

„Revenue 08/09”	the Revenue of the Company within the 12-months-period III, which runs from July 1st, 2008, to June 30th, 2009;

„Working Day”	Each day except Saturdays and Sundays or public holidays in Duesseldorf, Germany, or in the USA for the purpose of determining the average BRKR Share Price according to Annex D.

2.             SALE AND TRANSFER

2.1          Sale and Transfer of the Shares

2.1.1        Object of Purchase

2.1.1.1.    The First Seller holds one Share with a nominal value of EUR [ * ]

2.1.1.2.    The Second Seller holds one Share with a nominal value of  EUR [ * ];

[ * ]         Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

2.1.1.3.    The Third Seller holds one Share with a nominal value of EUR [ * ] and one Share with a nominal value of EUR [ * ];

2.1.1.4.    The Fourth Seller holds one Share with a nominal value of EUR [ * ];

2.1.1.5.    The Fifth Seller holds one Share with a nominal value of EUR [ * ] and one Share with a nominal value of EUR [ * ];

2.1.1.6.    The Sixth Seller holds one Share with a nominal value of EUR [ * ] and one Share with a nominal value of EUR [ * ]

in the Company’s share capital totaling EUR 670,000.00. The object of purchase also includes the silent partnership interests listed in clause 2.2.1 of this Agreement.

2.1.2        Consents and Waiver of Pre-emption Rights

In connection with the sale and transfer of the Shares to the Purchaser referred to in clause 2.1.1 of this Agreement, the Sellers, the First Seller and the Second Seller also in their capacity as managing directors of the Company and the Sixth Seller also in his capacity as silent partner according to the agreement dated July 18th, 2003, each individually irrevocably declare:

2.1.2.1     their consent to the transfer of the Shares and the silent partnership interests to the Purchaser of, to which transfer the shareholders’ meeting has already agreed per shareholders’ resolution attached to this Agreement as Annex E;

2.1.2.2     to waive any potential pre-emption rights, purchase options, accrued interest or similar rights concerning any transferred Shares and interests according to this Agreement.

2.1.3        Sale and Transfer

2.1.3.1  a)                The First Seller hereby sells to Purchaser his Share with a nominal value of EUR [ * ].  The Purchaser hereby accepts such sale.

b)            The Second Seller hereby sells to Purchaser his Share with a nominal value of EUR [ * ].  The Purchaser hereby accepts such sale.

c)             The Third Seller hereby sells to Purchaser his two Shares with a nominal value of EUR [ * ] and EUR [ * ].  The Purchaser hereby accepts such sale.

d)            The Fourth Seller hereby sells to Purchaser his Share with a nominal value of EUR [ * ].  The Purchaser hereby accepts such sale.

e)             The Fifth Seller hereby sells to Purchaser his two Shares with a nominal value of EUR [ * ]. and EUR [ * ].  The Purchaser hereby accepts such sale.

f)             The Sixth Seller hereby sells to Purchaser his two Shares with a nominal value of EUR [ * ] and EUR [ * ].  The Purchaser hereby accepts such sale.

The sale of the Shares becomes economical effective on the Cut-Off Date.

2.1.3.2     The Sellers hereby transfer their respective Shares, which were sold to Purchaser according to clause 2.1.3.1 lit. a) to f) above. Subject to fulfillment of the condition precedent referred to in clause 2.1.4 of this Agreement, the Purchaser accepts such transfers.

[ * ]         Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

2.1.3.3     The sale and transfer also applies to any ancillary rights resulting out of the Shares, including inter alia any dividend rights for the running financial year and any profits of preceding financial years which have not yet been distributed to the shareholders.

2.1.3.4     The Parties hereby authorize the acting notary to notify the Company of the transfer of the Shares according to Sec. 16 para. 1 of the German Act on Companies with Limited Liability (GmbH-Gesetz) when the fulfillment of the condition precedent set out in clause 2.1.4 of this Agreement has been announced to the notary .

2.1.4        Condition Precedent

The transfer of the Shares depends on the fulfillment of the condition precedent that all parts of the aggregate price pertaining are paid to each Seller on the accounts set out in clause 3.2 of this Agreement.

2.2.         Sale and Transfer of the Silent Partnership Interests

2.2.1       The First, the Fourth and the Fifth Seller currently hold the silent partnership interests as listed for each Seller in Annex F with an aggregate nominal amount of EUR [ * ]. According to the agreement between the Company and each silent partner attached to this Agreement as Annex G, the agreements concerning the establishment of a silent partnership have been mutually changed to allow the transfer of the silent partnership interests to the Purchaser. The Sixth Seller hereby declares his consent to the transfer of the silent partnership interests of the First, the Fourth and the Fifth Seller to the Purchaser.

2.2.2.       a)            The First Seller hereby sells to Purchaser his silent partnership interest with a nominal amount of EUR [ * ].  The Purchaser hereby accepts such sale.

b)            The Fourth Seller hereby sells to Purchaser his silent partnership interest with a   nominal amount of EUR [ * ].  The Purchaser hereby accepts such sale.

c)             The Fifth Seller hereby sells to Purchaser his silent partnership interest with a nominal        amount of EUR [ * ].  The Purchaser hereby accepts such sale.

The sale of the silent partnership interests becomes economically effective on the Cut-Off Date.

2.2.3       The Sellers referred to in clause 2.2.2 above hereby transfer to Purchaser their silent partnership interests sold pursuant to clause 2.2.2 lit. a) to c) above. Subject to fulfillment of the condition precedent referred to in clause 2.1.4 above, the Purchaser hereby accepts such transfers. The shareholders approved the transfer of the silent partnership interests to the Purchaser in a shareholders’ resolution attached to this Agreement as Annex E.

2.2.4       The sale and transfer also applies to any ancillary rights resulting out of the silent partnership interests, including inter alia any fixed compensation claims, profit participation rights and interests, irrespective of the period to which such rights pertain.

[ * ]         Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

3.             PURCHASE PRICE

3.1          Purchase Price

The Purchase Price to be paid to the Sellers as consideration for the Shares listed in clause 2.1 above, for the silent partnership interests listed in clause 2.2 above and for any rights or claims by the Sellers accrued before signing of this Agreement, excluding any claims of the Third and Sixth Seller for which accruals have been included in the financial statement, consists of the Fixed Price and three (3) Earn-Out-Payments, while the Purchase Price may not exceed the aggregate of EUR 8,900,000.00 (in words: Euros Eight million nine hundred thousand). The Fixed Price consists of a cash portion in the amount of EUR 4,072,873.00 and 202,223 registered shares in Bruker BioSciences Corporation (NASDAQ: BRKR), hereinafter also referred to as “BRKR Shares”.

3.2          Fixed Price

The Fixed Price shall be split among the Sellers as follows:

a.             The First Seller shall first receive the cash amount of EUR [ * ] as consideration for his silent partnership interest. Further, the First Seller shall receive the cash amount of EUR [ * ] as consideration for his Share. Both amounts are to be paid to his bank account [ * ].

b.            The Second Seller shall receive the cash amount of EUR [ * ] as consideration for his Share, such amount to be paid to his bank account [ * ].

c.             The Third Seller shall receive the cash amount of EUR [ * ] as consideration for his Shares, such amount to be paid to his bank account [ * ].  Further, the Third Seller shall receive [ * ] registered shares in Bruker BioSciences Corporation (NASDAQ: BRKR). According to Annex G, the registered shares are representing the amount of EUR [ * ].

d.            The Fourth Seller shall first receive the cash amount of EUR [ * ] as consideration for his silent partnership interest. Further, the Fourth Seller shall receive the cash amount of EUR [ * ] as consideration for his Share. Both amounts are to be paid to his bank account [ * ].

e.             The Fifth Seller shall receive the cash amount of EUR [ * ] as consideration for his silent partnership. Furter, the Fifth Seller shall receive the cash amount of EUR [ * ] as consideration for his Shares. Both amounts are to be paid to his bank account [ * ].

f.             The Sixth Seller shall receive the cash amount of EUR [ * ] as consideration for his Shares, such amount to be paid to his bank account [ * ].  Further, the Sixth Seller shall receive [ * ] registered shares of Bruker BioSciences Corporation (NASDAQ: BRKR). According to Annex G, the registered shares are representing the amount of EUR [ * ].

3.3          Earn-Out-Payments

In addition to the Fixed Price, the Purchaser will execute in cash three Earn-Out-Payments to the Second, the Third, the Fourth, the Fifth and the Sixth Seller pursuant to the following provisions. The

[ * ]          Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

amount of each Earn-Out-Payment shall be calculated on the basis of the Company’s Revenue during the period relevant for the respective Earn-Out-Payment.

The Earn-Out-Payments shall be split among the Sellers as follows:

a.             the Second Seller shall receive a quota of [ * ] of each Earn-Out-Payment, which is to be paid to the bank account [ * ];

b.            the Third Seller shall receive a quota of  [ * ] of each Earn-Out-Payment, which is to be paid to the bank account  [ * ].

c.             the Fourth Seller shall receive a quota of  [ * ] of each Earn-Out-Payment, which is to be paid to the bank account  [ * ];

d.            the Fifth Seller shall receive a quota of [ * ] of each Earn-Out-Payment, which is to be paid to the bank account  [ * ];*

e.             the Sixth Seller shall receive a quota of [ * ] of each Earn-Out-Payment, which is to be paid to the bank account  [ * ].

The Earn-Out-Payments are conditional upon the respective Seller not being in breach of the non-competition-provision set out in clause 7.1.

3.3.1        Earn-Out-Payment I

The amount of the Earn-Out-Payment I shall be calculated by multiplying the difference between Revenue 06/07 and Revenue 2x H1-06 (i.e. EUR [ * ]) with the factor 0.15 (15%) (hereinafter referred to as the “Valuation Factor”).

The calculation of the Earn-Out-Payment I can be illustrated as follows by assuming an exemplary Revenue 06/07 of EUR  [ * ].

(Revenue 06/07 - EUR  [ * ]) x 0.15 = Earn-Out-Payment I

i. e.:         ([ * ] -  [ * ]) x 0.15 = EUR [ * ].*

In the event that the Revenue 06/07 does not reach EUR  [ * ], no Earn-Out-Payment I shall be paid. The Earn-Out-Payment I shall also be cancelled for any Seller in the respective amount if such Seller enters into competition with the Company pursuant to clause 7.1 of this Agreement before pay-out of the Earn-Out-Payment I.

3.3.2        Earn-Out-Payment II

The amount of the Earn-Out-Payment II shall be calculated by multiplying the difference between Revenue 07/08 and Revenue 06/07, such latter amount being not less than EUR [ * ] with the Valuation Factor 0.15 (15%).

If the Revenue 07/08 is less than the Revenue 06/07 or less than the amount of EUR  [ * ] no Earn-Out-Payment II will be paid. The Earn-Out-Payment II shall also be cancelled for any Seller in the respective amount if such Seller enters into competition with the Company pursuant to clause 7.1 of this Agreement before pay-out of the Earn-Out-Payment II.

3.3.3        Earn-Out-Payment III

The amount of the Earn-Out-Payment III shall be calculated by multiplying the difference between Revenue 08/09 and Revenue 07/08, such latter amount being not less than EUR  [ * ], with the Valuation Factor 0.15 (15%).

[ * ]         Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

If the Revenue 08/09 is less than the Revenue 07/08 or less than the amount of EUR  [ * ], no Earn-Out-Payment III will be paid. The Earn-Out-Payment III shall also be cancelled for any Seller in the respective amount if such Seller enters into competition with the Company pursuant to clause 7.1 of this Agreement before pay-out of the Earn-Out-Payment III.

3.4          No Repayment of Purchase Price

The Sellers shall not be obliged to repay parts of the Purchase Price by applying the provisions set out in clause 3.3 above.

3.5          Calculation of the Earn-Out-Payments

For the calculation of the Earn-Out-Payments, the following provisions shall apply additionally:

a)            The revenue of a relevant 12-months-period shall be determined by means of a pro forma financial statement to be prepared for such purposes as per June 30 of the respective year, which account is to be prepared according to US-GAAP no later than August 15 of the respective year. The Purchaser and any Seller listed in clause 3.3 above are entitled to attend in person or through their advisors during the preparation of the pro forma financial statement. The Company shall notify the Purchaser and the above mentioned Sellers in writing the Revenue of the respective 12-months-period disclosed in the pro forma financial statement without undue delay after the preparation of the financial statement. Such Revenue shall become binding upon the Parties in the event that neither the above mentioned Sellers nor the Purchaser object to such Revenue in writing while specifying the reasons therefore and naming the resulting new revenue towards the respective other party within 15 Working Days from receipt of the notification of Revenue by the Company.

In case of objection, the following shall apply:

(i)            The respective Revenue is to be established by a certified public accountant to be named by Purchaser and the above mentioned Sellers by mutual consent; or, if the parties are unable to agree on such accountant,

(ii)           the Revenue is to be finally established by a certified public accountant to be appointed upon request by the Purchaser or upon request by the above mentioned Sellers by the public authority named „Landespräsident Nordrhein-Westfalens der Landesgeschäftsstelle der Wirtschaftsprüferkammer in Düsseldorf”.

b)           As an arbitrator, the accountant finally decides on the Revenue by applying US-GAAP after hearing the Purchaser and the above mentioned Sellers; the accountant shall only decide upon the issues mentioned in the objection.

c)            The costs of the accountant shall be borne by the above mentioned Sellers and the Purchaser according to the relation of the success of the objection.

d)            The Parties shall make available to each other and to the accountant appointed according to this provision all information necessary for the revision of the relevant amount of Revenue (including copies of the bookkeeping documents if the receiver provides a usual declaration of secrecy) and to grant all assistance necessary.

Decisions of the above mentioned Sellers shall be made by the majority of votes, while for the calculation of votes, Sec. 47 para. 2 of the German Act on Companies with Limited Liability (GmbH-Gesetz) shall apply meaning that the amount of shares in the share capital of the Company shall decide during the vote.

3.6          Payment of the Purchase Price / Due Date

Payment of the Fixed Price and the Earn-Out-Payments are to be effected according to the following rules:

3.6.1        The cash portion of the Fixed Price shall become due upon signing of this Agreement. The BRKR Shares, the number of which has been established in accordance with Annex D to this Agreement and which are to be transferred to the Sellers according to Annex D, shall be transferred on the day of closing of this Agreement to Mr Richard Stein, c/o Nixon Peabody LLP, 100 Summer Street, Boston, MA 02110, USA, who will hold the shares as trustee for both the Third and the Sixth Seller. Upon request by the Third or the Sixth Seller, the BRKR Shares are to be transferred without undue delay to their private securities accounts, [ * ]. On the day of signing of this Agreement, the Purchaser will deliver to the Third and the Sixth Seller a copy of the certificate representing the BRKR Shares transferred to them. If payment of the cash portion is not effected within 7 days after the due date, the Sellers, each individually, are entitled to damages for non-performance and/or to rescission of this contract.

3.6.2        The Earn-Out-Payments will become due on one of the following dates, whichever occurs later: either two months after the end of the respective 12-months-period, i.e. on August 31, or ten working days after the relevant Revenue has become binding upon the Parties pursuant to clause 3.5 above.

3.6.3        The Third and the Sixth Seller may only dispose of the BRKR Shares pursuant to clause 8.5 of this Agreement.

3.7          Procedures and Actions upon Signing of this Agreement

Immediately prior to signing of this Agreement:

a)             the Company and the Sellers shall enter into the contract attached to this Agreement as Annex H;

b)            the First and the Second Seller shall be recalled from the position as managing directors of the Company with immediate effect according to the shareholders’ resolution dated September 6, 2006 pursuant to Annex E and discharge shall be granted for their duties; further, the financial statements of the Company for the fiscal year 2005 and for the first six months of the fiscal year 2006 have been established and the Sixth Seller and Mr Bernard Kolodziej have been appointed as managing directors of the Company;

[ * ]         Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

c)             those Sellers being married shall present the declarations of approval of their wives in the form as attached in Annex I, pursuant to which they are consenting to the sale and transfer of the Shares and the silent partnership interests to the Purchaser according to the terms of this Agreement, or shall present evidence that the Shares and the silent partnership interests do not represent their “entire assets” as laid down in Sec. 1365 of the German Civil Code (BGB);

d)            the Third and the Sixth Seller shall confirm to the Purchaser pursuant to clause 8.5 of this Agreement, that the BRKR Shares being part of the Fixed Price under this Agreement are not to be sold for a period of [ * ] from the date of signing of this Agreement;

e)            Mr Georg Schick shall withdraw his notice of termination with QUANTRON Inc. and, additionally, joins Bruker AXS Inc. as „Vice President – Industrial Marketing & Sales” being responsible for the QUANTRON Product-Line and Handheld XRF-Systems;

f)            the Company and the Second, the Fourth and the Fifth Seller, respectively shall sign employment contracts, and, the Third Seller, a tax advisor contract.

Immediately after signing of this Agreement and receipt of the cash portions of the Fixed Price according to clause 3.2 of this Agreement, the Sellers gives written notice to Purchaser and to the acting notary of the fulfillment of the condition precedent set out in clauses 2.1.4 and 2.2.3 and of the transfer of the Shares and the silent partnership interests.

Further, immediately after signing of this Agreement, the First Seller will be recalled from the position of Manager, Ms Doris E Giangiacomo will be recalled from the position of Treasurer and Mr. Noel R Bartsch will be recalled as Clerk of QUANTRON Inc. becoming effective on September 15, 2006, noon (German time) at the latest, the named persons will be granted discharge and Mr Jeremy Lea will be appointed as new Manager and Ms. Lisa Rogers as Treasurer and Clerk.

4.             OBLIGATIONS OF THE PURCHASER

4.1          Release from Bank Securities

The Sixth Seller has granted the guarantee set out in Annex J for the benefit of “Landessparkasse zu Oldenburg” in the amount of EUR [ * ] securing debts of the Company. The guarantee is limited in time until September 30, 2006. The Purchaser, at its own discretion, will either discharge the debts of the Company secured by this guarantee or grant similar security to “Landessparkasse zu Oldenburg”, and will ensure that “Landessparkasse zu Oldenburg” relieves the Sixth Seller from his liability under the guarantee.

Further, the Purchaser will indemnify the Sixth Seller against any liability imposed on him under the mentioned guarantee.

4.2          Warranty Concerning the Site

4.2.1        The Seller guarantees not to dispose of the Shares in the Company transferred pursuant to this Agreement to any competitor for a period of [ * ] from the Cut-Off Date, unless the Sellers with the exception of those Sellers no longer being employed by the Company expressly

[ * ]         Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

consent to such transfer. Regarding the consent, the last paragraph of clause 3.5 of this Agreement applies accordingly. This warranty shall not apply on any sale of the Purchaser itself or its holding company (both being currently not planned). This warranty shall also not apply to a possible merger of the Company with another company (being acquired) with related product lines.

4.2.2        The Purchaser guarantees that the business facilities are maintained in the area of Kleve (in the perimeter of 50 kilometers) for at least the time set out in clause 4.2.1 above.

4.2.3        The Purchaser guarantees that the Company remains a profit center for another [ * ].  The added value from the products offered and further developed by the Company as well as the decisions on sales and marketing shall remain with the Company.

5.            REPRESENTATION AND WARRANTIES

5.1          Representations and Warranties by the Sellers

Prior to signing of this Agreement, the Purchaser has conducted an extensive due diligence.

The documents provided by the Sellers to the Purchaser for the purpose of this examination are included in the Due-Diligence-Documents. The Sellers guarantee that the contracts and other documents included in the Due-Diligence-Documents as well as all other information made available to the Purchaser in the course of the due diligence give a complete and accurate picture of the relevant legal relationships of the Company and of its business operations and economic situation.

The Purchaser may not claim that it had no knowledge of the contents of documents as far as these documents were disclosed in the Due-Diligence-Documents. The same applies to any other information which has verifiably been made available to the Purchaser in the course of the due diligence. The following representations and warranties therefore do not apply to facts and circumstances which the Purchaser had knowledge of due to the Due-Diligence-Documents or other information made available in the course of the due diligence.

Subject to the limitations set out herein above, the Sellers guarantee by way of an independent guarantee within the meaning of Sec. 311 para. 1 German Civil Code (BGB) that, at the time of signing of this Agreement,

5.1.1        the specifications in the recitals and in clause 2.1 of this Agreement are complete and correct – including that the Sellers are the sole and unrestricted legal and economic owners of the Shares being sold according to clause 2.1 and of the silent partnership interests being sold according to clause 2.2, and, with the exception of such silent partnership interests and one silent partnership interest held the Sixth Seller with a nominal value of EUR [ * ], that there exist neither any option-rights, conversion-rights, subscription-rights or any other rights, nor any duties of the Company to issue shares or to grant any right of participation in the profits of the Company nor any voting rights, neither to the benefit of the Sellers nor to the benefit of any third parties;

[ * ]         Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

5.1.2        the Shares and the silent partnership interests have been validly issued and the share capital (as contribution in cash and/or in kind) as well as the capital contributions for the silent partnership interests have been fully paid up;

5.1.3        the share capital is not diminished by open or hidden repayment of equity capital to the shareholders, nor any illegal payments by the Company on payments substituting equity capital have been made;

5.1.4        the Shares in the Company or the silent partnership interests are neither subject to third parties’ rights nor, with the exception of the transfer limitations set out in § 8 of the statutes of the Company, subject to any transfer limitation or any pre-emption right or any other beneficiary right of third parties;

5.1.5        the Company is the sole and unrestricted owner of all assets (including fixed and tangible assets) included in the annual financial statement as per December 31, 2005 and in the interim financial statement as per June 30, 2006, and such assets being free from any charges or other third parties’ rights of any kind, with the exception of retentions of title or security interests for liabilities incurred in the ordinary course of business or laid down in the annual financial statement as per December 31, 2005 or in the interim financial statement as per June 30, 2006;

5.1.6        the Company is the sole shareholder of the duly established and existing Affiliate; neither the Sellers nor the Affiliate have granted rights to any third party for the acquisition of shares of the Affiliate or any other interest in such company, irrespective of whether such rights pertain to the acquisition of existing shares or future shares, nor that any obligation exists to grant such rights;

5.1.7        the annual financial statement 2005 and the interim financial statement as per June 30, 2006 have been established according to generally accepted accounting and balancing principles, ensure consistency of the balance sheet and adhere to the “lowest value and cautionary principle” prescribed by German commercial law and give an accurate picture of the situation of the assets, finances and results of the Company which correspond with the real standing of the Company;

5.1.8        the accruals, liabilities and contingent liabilities within the meaning of Sec. 251 of the German Commercial Code (HGB) are completely and accurately laid down in the financial statement 2005 and in the interim financial statement as per June 30, 2006; the accruals, value adjustments and depreciations are adequate to the Sellers’ best knowledge and that no further liabilities or contingent liabilities exist or are caused;

5.1.9        not only since July 1, 2006, the business operations of the Company and the Affiliate were conducted in accordance with the ordinary course of business and with the diligence of a prudent businessman, and neither the Company nor the Affiliate have entered into any agreement not being part of their ordinary course of business, including that no dividend payments were made;

5.1.10      the contracts and agreements entered into by the Company are effective and have not been terminated, nor termination of such contracts has been threatened nor the Sellers are aware of any circumstances reasonably giving rise to the assumption that these contracts will be terminated in the foreseeable future;

5.1.11      none of the Companies has decided its own dissolution, nor an application for the opening of insolvency proceedings over the assets of one or both Companies has been filed (by the respective Company itself or by creditors of the Company) nor circumstances exist pursuant to which the Company would have been obliged to apply for the opening of insolvency proceedings;

5.1.12.     to the Sellers’ knowledge, the Company does not violate any third parties’ intellectual property rights nor any such violation has been asserted against the Company [ * ];

5.1.13      neither the Sellers nor persons closely related to them hold or own intellectual property rights or have applied for registration of such rights, which are essential for conducting the business operations of the Companies or could become essential from an objective bystander’s view.;

5.1.14      to the Sellers’ knowledge, no claims have been asserted against the Company according to which the Company illegally uses or has used confidential information of any third parties;

5.1.15      the statements relating to the employees of the Company as laid down in Annex K are correct, no oral agreements with employees of the Company exist and since the Cut-Off Date no benefits have been granted or promised to employees which are not contained in the employment contracts, which have not been amended since the Cut-Off Date;

5.1.16      except for those agreements listed in Annex L, no contracts or agreements between the Company or the Companies and the Sellers (individually or collectively) and/or persons closely related to the Sellers (individually or collectively)  within the meaning of Sec. 15 of the German Tax Code (AO) or Sec. 15 et seq. of the German Stock Companies Act (AktG) exist and the Companies have entirely fulfilled all obligations deriving from the contracts and agreements contained in Annex L, with the exception of the outstanding claims by the Third and Sixth Seller, which have been laid down in the financial statement as liabilities or accruals.

5.2          Calculation of Damages / Consequences of Breach of Warranties or Representations

In the event that one or several warranties and representations guaranteed by the Sellers pursuant to clause 5.1 are incorrect or incomplete (hereinafter referred to as “Breach of Warranty”), the Purchaser, according to clause 5.3, at its own choice, may demand reduction of the Purchase Price or claim damages for non-performance from the Sellers - with regard to the warranties concerning the Shares or the silent partnership interests, as separate debtors (clause 5.1.1 to 5.1.4, 5.1.13), and with regard to the remaining warranties as joint debtors.

The term “to the Sellers’ knowledge” shall mean positive knowledge or negligent lack of knowledge of one Seller.

5.3          Limitation of Liability

Apart from Purchaser’s claims resulting from one of the Sellers’ willful misconduct or gross negligence, Sellers’ liability due to breach of warranties and representations set out in clause 5.1 shall be limited as follows:

5.3.1.       Time Limitations

[ * ]         Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

The warranty claims against the Sellers shall be time barred as follows:

a)             Claims which are related to taxes [ * ] after definite and final assessment of the respective tax;

b)            Claims which are related to industrial property rights on July 31, 2009;

c)             Claims which are related to Seller’s rights in the Shares and in the silent partnership interests or which are related to the non-payment or the repayment of capital contributions or the hidden distribution of profit by the Company to the Sellers, within 10 years after signing of this Agreement;

d)            All other warranty claims on May 31st, 2008.

5.3.2.       De Minimis-Rule

Warranty claims may not be raised for breaches which in each individual case do not represent damages of more than EUR  [ * ].

5.3.3.       Allowance

Further, warranty claims may only be raised if and when a separate claim or the aggregate sum of claims exceeds EUR [ * ].

Additionally, the Sixth Seller may claim indemnity against the First to Fifth Seller only if and when such claim separately or the aggregate sum of such claims exceeds EUR  [ * ].

The limitations of liability according to clauses 5.3.2 and 5.3.3 do not apply to breaches of representations and warranties laid down in clauses 5.1.1 to 5.1.4, 5.1.6, 5.1.13 and 5.1.16.

5.3.4.       Limitation of Liability as to Aggregate Sum and Assertion

In the event that the Sellers are jointly liable, the Purchaser may assert its claim only against the Sixth Seller, but only up to an amount of [ * ] of the aggregate Purchase Price, i.e. up to a minimum amount of EUR [ * ]. The Purchaser’s right of set-off pursuant to clause 5.4 remains unaffected.

In such cases the obligations for indemnification between the Sellers will be determined as follows:

The liability for all claims asserted under this Agreement due to breach of representations and warranties, for which the Sellers are jointly liable, shall be limited to an amount of EUR  [ * ]. for the First Seller, to an amount of EUR  [ * ] for the Second Seller, to an amount of EUR  [ * ] for the Third Seller, to an amount of EUR  [ * ] for the Fourth Seller and to an amount of EUR  [ * ] for the Fifth Seller, plus  [ * ] of the Earn-Out-Payments received by the respective Seller.

In the event that the Sellers are separately liable pursuant to clause 5.2, first paragraph, the limitation of liability to  [ * ] of the Purchase Price does not apply, neither in relation to third parties nor between the Sellers. In such cases, the respective Sellers’ liability is limited to the amount of the portions of the Purchase Price received.

[ * ]         Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

5.3.5.       Reduction of the Purchase Price

Payments made by the Sellers to the Purchaser in connection with any breach of representations and warranties, shall be deemed to constitute a further reduction of the purchase price.

5.4          Set-Off

The Purchaser may assert claims under this Agreement against the respective Sellers according to the following terms:

5.4.1        In case of breach of representations and warranties, notification of the claim to the respective Seller must be effected according to the provisions set out in clause 5.5.1;

5.4.2        The respective Parties commit themselves to seek a settlement by mutual agreement within 4 weeks;

5.4.3        In the event that such mutual agreement is reached between the respective Parties, the Purchaser shall also be entitled to deduct the respective amount from the following tranche of the Earn-Out-Payments or to set off the respective amount against such Earn-Out-Payment;

5.4.4        In the event that a tranche of the following Earn-Out-Payments becomes due and a claim according to these provisions has been asserted, but an agreement on the respective amount has not or not yet been reached between the Sellers and the Purchaser, the Purchaser is entitled to deduct the claimed amount from this tranche and, as the case may be, set off against such payment obligation, whereas the following provisions apply:

a)             The Purchaser undertakes to pay the difference between the Earn-Out-Payment tranche due and the amount deducted to the Sellers in accordance with clause 3.6.

b)            As soon as the amount claimed has been determined by mutual agreement or by final judgment the parties undertake to pay the corresponding amount with the mutual agreement or the final judgment together with any interest accrued within 5 bank working days.

For purposes of clarification, the parties agree that, in the event that no following Earn-Out-Payment is due or (prospectively) no Earn-Out-Payment of the respective amount is due or to be expected or the next Earn-Out-Payment will only be due more than 3 months after the notification pursuant to clause 5.4.1, the Purchaser is entitled to demand immediate payment from the Sellers concerned.

5.5          Sellers’ Rights

5.5.1        The Purchaser shall notify the Sellers without undue delay in writing of any circumstances which may give rise to a warranty claim against the Sellers, but no later than 3 weeks after getting adequate knowledge of such circumstances, and to deliver copies of any relevant documents.

5.5.2        In the event that the Companies are held liable by administrative act or by a third party and if this fact may at the same time cause a warranty claim against the Sellers, the Purchaser and the Companies shall take all necessary measures against these public claims or third parties’ claims, render all necessary declarations and use any possible judicial remedies, as the case may be.

Upon Sellers’ request and while the Sellers shall bear the costs, whereas the Sixth Seller will bear [ * ] of the costs, the legal defense in the above mentioned cases shall be delegated to a member of the legal or tax counseling or accounting professions to be assigned by the Sellers.

In the event that the legal defense is not performed by a member of the legal or tax counseling or accounting professions assigned by the Sellers, the Sellers are to be granted the opportunity of internal cooperation and participation, upon Sellers’ request also through a member of the mentioned profession appointed by them. Prior to any declaration or any written submission as well as prior any other procedural action, the Sellers or the person appointed by them, shall be given the opportunity to comment in writing; all necessary information and documents shall be provided to that end. Any claims and counterclaims shall be asserted on the appointed person’s request. Any waiver, confession, abandonment or settlement are subject to the Sellers’ prior consent.

Settlements out of court which may give rise to a warranty claim against the Sellers may also only be concluded with the Sellers’ prior consent.

In any case of assertion of warranty claims, the Purchaser shall grant the Sellers and/or appointed persons unlimited access to all documents relating to the warranty claims at the Sellers’ expense.

5.5.3        If the above duties are not fulfilled and if therefore the Sellers do not have adequate opportunity to protect their rights and interests, the Purchaser may not make any claims against the Sellers in so far as a warranty claim against the Sellers would not have arisen if the above mentioned provisions had been observed.

5.5.4        Decisions by the Sellers are to be made by majority of votes calculated according to Sec. 47 para. 2 of the German Act on Companies with Limited Liability (GmbH-Gesetz), whereas the interests in the share capital of the Company existing at the time of signing of this Agreement shall be decisive.

6.            INDEMNIFICATION BY THE SELLERS

6.1          Indemnification for tax claims

As far as the Company or the Affiliate are liable to taxes after signing of this Agreement for periods up to the Cut-Off Date, which taxes have not entirely been accounted for in the financial statement of the Company 2005 or in the interim financial statement as per June 30, 2006, the Sellers will indemnify the Company or the Affiliate, respectively, against all such taxes and costs connected with such taxes. Claims of the Purchaser may not be asserted as far as these taxes are counterbalanced by lesser taxes/charges for periods after the Cut-off Date without a time limitation and a deduction of accrued interest being agreed in so far. A claim for indemnification according to sentence 1 above shall already arise if the circumstances giving rise to the tax liability have been present at the Cut-Off Date, i.e. that the tax claim is already substantially in existence at the Cut-Off Date. Moreover, every Seller shall indemnify the Company against any hidden distributions of profit for the full amount (any distribution including any tax claims against the Companies) that were distributed until the day of signing of this

[ * ]         Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

Agreement, if the hidden distribution of profit has been to the benefit of the respective Seller or a person closely related to this Seller,.

6.2          Application of clauses 5.3 to 5.5

The limitations of liability in clauses 5.3 and clauses 5.4, 5.5 shall also apply to indemnification claims according to this clause 6. In particular, clause 5.3.4 applies to the sum of warranty and indemnification claims, so that claims under a warranty and for indemnification may only be asserted up to a maximum amount of [ * ] of the Purchase Price. This does not apply to indemnification claims against hidden distributions of profit, for which the respective Seller has to grant indemnification in full – in this regard, clauses 5.3.2 to 5.3.4 do not apply.

7.            RESTRICTIONS ON COMPETITION FOR THE SELLERS; CONFIDENTIALITY

7.1          Omissions

In connection with the purchase of the Shares by the Purchaser pursuant to this Agreement, the Second to Sixth Seller, each individually, shall omit any actions set out in the following terms to the extent described herein:

7.1.1        For a period of [ * ] after signing of this Agreement, neither (i) to acquire, directly or indirectly, any interest in a company competing with the Company, nor (ii) to act for such company, nor (iii) to provide consulting services to such company. In particular, a company competes with the Company if it is concerned with the design, development, production or sale of products which compete with the QUANTRON-Product-Line or with products acquired and mentioned at the end of the definition of Revenues above. This restriction on competition is limited to the area of Europe and Northern America.

7.1.2        not to entice away any employee of the Company during the period mentioned in clause 7.1.1 above.

7.2          Exceptions to the restriction on competition

The restrictions on competition in clause 7.1 above shall not hinder the Second to Sixth Sellers to take the following actions:

7.2.1        such actions which were intended to serve the interests of the Company and which were undertaken in the ordinary course of dealings of the respective Seller for the Company; or

7.2.2        such actions which the Purchaser has consented to in writing on beforehand.

7.3          Confidentiality

The Parties shall keep the entering into, the Parties and the contents of this Sale and Transfer Agreement secret and confidential towards third parties, as far as such third parties are not counsels having been mandated by the Parties in connection with the entering into this contract and which are bound to confidentiality by virtue of the rules of their profession, unless the respective facts are publicly known

[ * ]         Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

or their publication is required by any written law, administrative, accounting or tax regulation or any other administrative provision. In the latter case, the parties are obliged to inform each other on beforehand and to restrict the publication to the contents prescribed by law or by the respective authority.

Further, the Sellers shall keep all business and trade secrets of the Company confidential, not to pass such secrets to third parties and not to make use of such secrets for their own purposes, unless such business and trade secrets have become publicly known without breach of this obligation before the day of signing of this Sale and Transfer Agreement, or the Sellers are obliged to disclose such secrets by law or the Purchaser has consented to the disclosure in writing on beforehand.

8.            GENERAL PROVISIONS

8.1          Costs

Each Party will bear all of its own costs and expenses it incurs out of or in connection with this Agreement and its performance. In particular, this includes all costs of legal and tax counseling in connection with this transaction or the relating negotiations, unless the Company is not liable to pay such costs. The Purchaser will bear all costs and notary fees for the certification and performance of this Agreement. The Company does not have any immovable property; tax on acquisition of real estate will not accrue.

8.2          Legal Succession / Assignment

The representations and warranties as well as any obligations pursuant to this Agreement as well as all of its further provisions are also binding on all possible legal successors of the Parties.

8.3          Further Agreements and Written Form

This Agreement including all documents referred to herein and all documents dating from the same day as the date of signing of this Agreement represent the entire agreement of the Parties. There are no side letters whatsoever. Any amendments to this agreement shall be made in writing, unless notarisation by a notary public is required by law, and shall be signed by all Parties to this Agreement. The same applies to an amendment of this provision.

8.4          Exclusion of Waiver

No elapse of time or failure of any Party to insist upon strict performance of any provision of this Agreement shall be construed as a waiver of, or restriction against asserting any right pursuant to this Agreement or of any legal remedy resulting herefrom. All rights and remedies granted under this Agreement exist independently from each other and do not exclude each another.

8.5          Limitation to the Disposal of the BRKR Shares

The Third and the Sixth Seller as beneficiary in the meaning of Sec. 328 para. 1 of the German Civil Code (BGB), each individually, shall not have the right to dispose of the BRKR Shares within [ * ] from the day of conclusion of this Agreement, in particular, not to sell, pledge or charge in any other way or to dispose of the BRKR Shares. Such obligation is towards the Purchaser as well as towards Bruker BioSciences Corporation, USA. If the BRKR Shares are held on deposit on a securities account of the Third or Sixth Seller or of a third party instead of a trust account determined by the Company, they shall only be held on deposit with a blocking note. Furthermore, each share document will bear the following notice:

“Any sale, assignment, transfer or other disposition of, or the voting of, the shares represented by this certificate is restricted by, and subject to a certain Lock-Up Obligation entered into by the owner of these shares as of 6th September, 2006.  A copy of said Lock-Up Obligation, which is part of a Sale and Purchase Agreement, is on file with the Secretary of the Corporation.”

8.6          Notification and Disclosure to Third Parties

Any notification as well as any other disclosure that any Party to this Agreement demands or intends to issue and which is connected to the transaction under this Agreement and which occurs within six months from the signing of this Agreement requires prior authorization by the Purchaser and the Sellers. The Sellers shall decide with the majority of votes calculated according to Sec. 47 para. 2 of the German Act on Companies with Limited Liability (GmbH-Gesetz) whereas the interests in the share capital of the Company existing at the time of signing of this Agreement shall be decisive. Such authorization may not be unreasonably withheld. No authorization shall be required if a party is obliged to publication or any other disclosure by statutory regulation or by request of any public authority (including a stock exchange place)

8.7          Prior Agreements

This Agreement supersedes and invalidates all other agreements, commitments and warranties relating to the transaction hereof which may have been made by the Parties either orally or in writing prior to the date hereof; all such agreements shall become null and void from the date of signing of this Agreement.

9.            NOTIFICATIONS

9.1          Receipt

All notifications or communication pursuant to this Agreement shall be made in writing (while notification by telefax suffices) to the addresses set out in clause 9.2.

9.2          Notifications

Any notification or other declaration shall be made in writing and, without prejudice to any other way of valid receipt, shall be directed to the following authorized receiving agents and, respectively, addresses:

[ * ]         Indicates information has been omitted and separately filed with the Securities and Exchange Commission pursuant to an application for an order declaring confidential treatment thereof.

9.2.1        To the Sellers to the addresses set out in this Agreement;

9.2.2        To the Purchaser to the business seat of the Purchaser set out in this Agreement together with a copy to be sent to CMS Hasche Sigle, Dr. Hendrik Hirsch, Barckhausstr. 12 - 16, D-60325 Frankfurt am Main, Fax: 0049-69-71 701 40 542;

Each party shall be entitled to change the relevant address at all times by notifying the other Parties about such change of address in writing.

10.          SEVERABILITY CLAUSE

Should any provision of this Agreement be or become invalid or ineffective in whole or in part or should a gap in the provisions of this Agreement arise this shall not affect the validity of the remaining provisions. In lieu of the invalid or ineffective provision or to fill the gap, a reasonable provision shall be deemed to be agreed upon which, as far as legally permissible, most closely reflects the intent of the parties or what the parties would have intended according to the purpose and aim of this Agreement, had they been aware of this matter on the time of signing of this Agreement.

11.          MISCELLANEOUS

11.1        Applicable Law

This Agreement shall be construed in accordance with and governed by the laws of the Federal Republic of Germany.

11.2        Place of Jurisdiction

The Courts of Duesseldorf, Germany shall have exclusive jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes which may arise out of or in connection with this Agreement.

[SIGNATURES]